Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011	2010	2009	2008
Earnings as defined:
Pre-tax (loss) income	(2,016)	(11,182)	53,717	123,157	85,570	28,537	94,572
Distributions from investees	1,450	2,325	19,169	9,322	12,212	6,715	13,741
Interest expense	51,785	47,309	132,538	93,939	72,572	104,415	37,998
(Income) in equity of affiliate	(481)	(2,863)	(29,764)	(19,966)	(23,963)	(15,213)	(24,399)
Interest portion of rental expense (1)	503	293	1,367	1,438	1,223	1,301	1,275
Total earnings	51,241	35,882	177,027	207,890	147,614	125,755	123,187
Fixed charges as defined:
Interest expense	51,785	47,309	132,538	93,939	72,572	104,415	37,998
Interest portion of rent expense (1)	503	293	1,367	1,438	1,223	1,301	1,275
Total fixed charges	52,288	47,602	133,905	95,377	73,795	105,716	39,273
Ratio of earnings to fixed charges	0.98	0.75	1.32	2.18	2.00	1.19	3.14

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(1) One-third of rent expense is the portion deemed representative of the interest factor.